Exhibit 99.1

Alterity Therapeutics granted a new US patent targeting major neurodegenerative diseases including Alzheimer’s and Parkinson’s

MELBOURNE, AUSTRALIA AND SAN FRANCISCO, USA – 1st July 2021: Alterity Therapeutics (ASX: ATH, NASDAQ: ATHE) (“Alterity” or “the Company”) has today announced the granting of a new composition of matter patent by the United States Patent and Trademark Office (USPTO). The patent secures a broad monopoly over a new class of iron chaperones, a technology capable of redistributing excess iron in the central nervous system. The structural backbone depicted in the patent provides the foundation for small molecule drug candidates with potential to cross the blood brain barrier and directly attack a source of neuropathology.

Excess iron in the brain is implicated in the pathology of many important neurodegenerative diseases, such as Alzheimer’s and Parkinson’s diseases 1.

The patent, entitled “Compounds for and Methods of Treating Diseases” (Application No. 16/818,641), was granted following expedited review by the USPTO.  It covers more than 150 novel pharmaceutical compositions that are designed to redistribute the labile iron implicated in many neurodegenerative conditions.

Alterity is on track to launch the Phase 2 trial of its lead clinical candidate ATH434 by the end of the calendar year. ATH434 is a small molecule drug being developed for Multiple System Atrophy (MSA), a form of atypical parkinsonism where iron plays a key role in pathogenesis by promoting α-synuclein aggregation. The scientific investigation of ATH434, along with the results from the Phase 2 study, will augment the development and optimization of novel compounds expected to emerge from the new patent.

The patent confers on Alterity 20 years of exclusivity, providing a strong basis for drug development and commercialization in major neurodegenerative diseases.

Alterity’s CEO, Dr David Stamler said: “This new patent is an important part of our corporate strategy to expand our portfolio of potential disease modifying treatments for neurodegenerative diseases affecting many individuals. The newly covered compounds target excess brain iron that is increased in these conditions, and we hope to identify a new clinical candidate by the time we get results from our lead clinical program.”

[1]	Hagemeier J, Geurts J, Zivadinov R. Brain iron accumulation in aging and neurodegenerative disorders. Expert Review of Neurotherapeutics, 2012,12:12, 1467-1480, DOI: 10.1586/ern.12.128

Ayton S, Fazlollahi A, Bourgeat P, Raniga P, Ng A, Lim YY, Diouf I, Farquharson S, Fripp J, Ames D, Doecke J, Desmond P, Ordidge R, Masters CL, Rowe CC, Maruff P, Villemagne VL; Australian Imaging Biomarkers and Lifestyle (AIBL) Research Group, Salvado O, Bush AI. Cerebral quantitative susceptibility mapping predicts amyloid-β-related cognitive decline. Brain. 2017 Aug 1;140(8):2112-2119. doi: 10.1093/brain/awx137. PMID: 28899019.

Zucca F, Segura-Aguilar J, Ferrari E, Muñoz P, Paris I, Sulzer D, Sarna T, Casella L, Zecca L. Interactions of iron, dopamine and neuromelanin pathways in brain aging and Parkinson’s disease. Progress in Neurobiology, Volume 155, 2017, Pages 96-119, ISSN 0301-0082, https://doi.org/10.1016/j.pneurobio.2015.09.012

In addition to the US, the company is pursuing patent protection in other jurisdictions.

Authorisation & Additional information

This announcement was authorized by David Stamler, CEO of Alterity Therapeutics Limited.

Contact: Investor Relations

Australia		US
Rebecca Wilson		Remy Bernarda
E:	WE-AUAlterity@we-worldwide.com	E:	remy.bernarda@iradvisory.com
Tp:	+61 417 382 391	Tp:	+1 (415) 203-6386

About Alterity Therapeutics Limited and ATH434

Alterity’s lead candidate, ATH434, is the first of a new generation of small molecules designed to inhibit the aggregation of pathological proteins implicated in neurodegeneration. ATH434 has been shown to reduce abnormal accumulation of α-synuclein in animal models of disease by restoring normal iron balance in the brain. In this way, it has excellent potential to treat Parkinson’s disease as well as various forms of atypical Parkinsonism such as Multiple System Atrophy (MSA).

ATH434 has been granted Orphan designation for the treatment of MSA by the US FDA and the European Commission.

For further information please visit the Company’s web site at www.alteritytherapeutics.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. The Company has tried to identify such forward-looking statements by use of such words as “expects,” “intends,” “hopes,” “anticipates,” “believes,” “could,” “may,” “evidences” and “estimates,” and other similar expressions, but these words are not the exclusive means of identifying such statements.

Important factors that could cause actual results to differ materially from those indicated by such forward-looking statements are described in the sections titled “Risk Factors” in the Company’s filings with the SEC, including its most recent Annual Report on Form 20-F as well as reports on Form 6-K, including, but not limited to the following: statements relating to the Company’s drug development program, including, but not limited to the initiation, progress and outcomes of clinical trials of the Company’s drug development program, including, but not limited to, ATH434, and any other statements that are not historical facts. Such statements involve risks and uncertainties, including, but not limited to, those risks and uncertainties relating to the difficulties or delays in financing, development, testing, regulatory approval, production and marketing of the Company’s drug components, including, but not limited to, ATH434, uncertainties relating to the impact of the novel coronavirus (COVID-19) pandemic on the company’s business, operations and employees, the ability of the Company to procure additional future sources of financing, unexpected adverse side effects or inadequate therapeutic efficacy of the Company’s drug compounds, including, but not limited to, ATH434, that could slow or prevent products coming to market, the uncertainty of patent protection for the Company’s intellectual property or trade secrets, including, but not limited to, the intellectual property relating to ATH434.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.